UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FIVE STAR QUALITY CARE, INC.

(Name of Subject Company)

FIVE STAR QUALITY CARE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

33832D106
(CUSIP Number of Class of Securities)

Richard A. Doyle
Chief Financial Officer and Treasurer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy to:

Howard E. Berkenblit

Nicole Rives

Sullivan & Worcester LLP

One Post Office Square

Boston, Massachusetts 02109

(617) 338-2800

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Five Star Quality Care, Inc. on October 3, 2016:

FOR IMMEDIATE RELEASE	Contact: Brad Shepherd, Director, Investor Relations
(617) 796-8245

Five Star Quality Care, Inc. Grants Certain Ownership Limitation Exemptions to

ABP Acquisition LLC

Newton, MA (October 3, 2016).   On October 1, 2016, the Board of Directors of Five Star Quality Care, Inc. (Nasdaq: FVE), acting by a special committee, granted ABP Acquisition LLC a conditional exemption from certain Five Star bylaw and charter restrictions applicable to certain ownership limitations of not more than 5% and 9.8% of Five Star’s shares of common stock, respectively.  Five Star understands that ABP Acquisition LLC intends to make a tender offer for up to 10,000,000 shares at $3.00 per share.  ABP Acquisition LLC is affiliated with Mr. Barry Portnoy, a Managing Director of Five Star, and with the controlling shareholders of The RMR Group Inc. (Nasdaq: RMR) and its subsidiary The RMR Group LLC, Five Star’s business manager.

A Special Committee of Five Star’s Board of Directors composed of all of Five Star’s Independent Directors negotiated and approved a Consent, Standstill, Registration Rights and Lock-Up Agreement with ABP Acquisition LLC, pursuant to which the Five Star shares ABP Acquisition LLC may acquire in the tender offer will be subject to standstill and lockup restrictions for extended periods.  The Board acting by this Special Committee intends to express no opinion to the Company’s shareholders with respect to the tender offer as it believes the decision as to whether to tender Five Star shares is a personal decision which should be made by shareholders based upon their personal circumstances. Five Star’s Board suggests that each shareholder should review the tender offer and all related information, when available, consult with such holder’s financial and tax advisors and make an independent determination.

Five Star Quality Care, Inc. is a senior living and healthcare services company.  As of June 30, 2016, Five Star operated 276 senior living communities (excluding one senior living community classified as a discontinued operation) with 31,191 living units located in 32 states, including 214 communities (22,952 living units) that it owned or leased and 62 communities (8,239 living units) that it managed.  These communities include independent living, assisted living, continuing care retirement communities and skilled nursing communities.  Five Star is headquartered in Newton, Massachusetts.

IMPORTANT NOTICE

This press release does not constitute an offer to sell or purchase, or the solicitation of tenders with respect to Five Star’s shares.  ABP Acquisition LLC has not yet commenced the tender offer described herein.  If ABP Acquisition LLC commences a tender offer for shares of Five Star common stock, it will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and Five Star will file a solicitation/recommendation statement on Schedule 14D-9. Shareholders of Five Star are encouraged to read each of the tender offer statement of ABP Acquisition LLC and Five Star’s solicitation/recommendation statement on Schedule 14D-9 when each becomes available because they will contain important information about the tender offer.  Shareholders may obtain the tender offer statement and the solicitation/recommendation statement and other filed documents at no charge by requesting them when they are available on the Securities and Exchange Commission’s website (www.sec.gov) and at no charge from Five Star or ABP Acquisition LLC.  Five Star shareholders are urged to read these materials, if and when they become available, carefully before making any decision with respect to the tender offer.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  ALSO, WHENEVER FIVE STAR USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, “MAY” OR SIMILAR EXPRESSIONS, FIVE STAR IS MAKING FORWARD LOOKING STATEMENTS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON FIVE STAR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY FIVE STAR’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.  FOR EXAMPLE: THE FIVE STAR BOARD UNDERSTANDS THAT ABP ACQUISITION LLC INTENDS TO MAKE A TENDER OFFER FOR 10,000,000 SHARES AT $3.00 PER SHARE.  IN FACT THE NUMBER OF SHARES AND THE PRICE PER SHARE THAT IS OFFERED IS AT THE DISCRETION OF ABP ACQUISITION LLC AND MAY CHANGE AND ABP ACQUISTION LLC MAY NOT COMMENCE THE TENDER OFFER.

THE INFORMATION CONTAINED IN FIVE STAR’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER “RISK FACTORS” IN FIVE STAR’S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE FIVE STAR’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY FIVE STAR’S FORWARD LOOKING STATEMENTS.  FIVE STAR’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, FIVE STAR DOES NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

(END)